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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 27, 2002
or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 0-2816

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Methode Electronics, Inc. 401(k) Savings Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, IL 60706-4548

FINANCIAL STATEMENTS AND EXHIBIT

(a)
Financial Statements

Methode Electronics, Inc. 401(k) Savings Plan

  Report of Independent Auditors

  Statements of Net Assets Available for Benefits at April 27, 2002 and April 28, 2001

  Statements of Changes in Net Assets Available for Benefits For The Years Ended April 27, 2002 and April 28, 2001

  Notes to Financial Statements

  Supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

  Supplemental Schedule G, Part III—Schedule of Nonexempt Transactions

(b)
Exhibit

Exhibit 23—Consent of Independent Auditors

Financial Statements and Supplemental Schedules

Methode Electronics, Inc. 401(k) Savings Plan

Years ended April 27, 2002 and April 28, 2001
with Report of Independent Auditors

Employer Identification Number 36-2090085

Plan #002

Methode Electronics, Inc.
401(k) Savings Plan

Financial Statements
and Supplemental Schedules

Years ended April 27, 2002 and April 28, 2001

Report of Independent Auditors

Administration Committee
Methode Electronics, Inc.
    401(k) Savings Plan

        We have audited the accompanying statements of net assets available for benefits of Methode Electronics, Inc. 401(k) Savings Plan as of April 27, 2002 and April 28, 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at April 27, 2002 and April 28, 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of April 27, 2002, and nonexempt transaction for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                      /s/ Ernst & Young, LLP

October 16, 2002

EIN 36-2090085
Plan #002

Methode Electronics, Inc.
401(k) Savings Plan

Statements of Net Assets Available for Benefits

	April 27 2002	April 28 2001
Assets
Cash	$101,634	$55,802
Investments:
Group annuity contract	1,712,959	1,787,257
Mutual funds	16,083,321	16,968,074
Common stock	5,090,824	6,444,043
Participant loans	818,040	901,989

Total investments	23,705,144	26,101,363
Participant contributions receivable	4,504	—
Accrued income	—	24,796
Liabilities
Net payable for pending investment purchases	75,376	86,920

Net assets available for benefits	$23,735,906	$26,095,041

See notes to financial statements.

EIN 36-2090085
Plan #002

Methode Electronics, Inc.
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended
	April 27 2002	April 28 2001
Additions
Participant contributions	$2,306,368	$3,152,419
Company contributions	1,832,951	2,269,676
Rollovers	49,612	14,072,206
Interest and dividends	718,461	1,379,489

	4,907,392	20,873,790
Deductions
Participant withdrawals	1,873,726	5,569,525
Reimbursement to Plan Sponsor	13,759	—
Transfer to Stratos Lightwave, Inc. 401(k) Savings Plan	4,393,239	—
Net realized and unrealized depreciation in fair value of investments	985,803	8,841,336

Net (decrease) increase	(2,359,135)	6,462,929
Net assets available for benefits:
Beginning of year	26,095,041	19,632,112

End of year	$23,735,906	$26,095,041

See notes to financial statements.

EIN 36-2090085
Plan #002

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

Years ended April 27, 2002 and April 29, 2001

1.    Description of the Plan

        The following description of the Methode Electronics, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan's provisions. Copies of the SPD are available from the Company.

General

        The Methode Electronics, Inc. 401(k) Savings Plan (the Plan), established effective January 1, 1990, is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which Methode Electronics, Inc. and its subsidiaries (the Company) can attract and retain qualified employees. In connection with the Company's spin off of Stratos Lightwave, Inc., affected participants of the Plan were permitted to transfer their account balances to a newly formed plan. As of May 31, 2001, account balances totaling approximately $4.4 million were transferred to the Stratos Lightwave, Inc. 401(k) Savings Plan.

Participation

        Effective April 1, 2002, employees who are employed by the Company for three full calendar months will be eligible to participate in the Plan on the first day of the following calendar month. Prior to April 1, 2002, employees who were employed by the Company for at least 12 consecutive months and credited with at least 1,000 hours of service were eligible to participate in the Plan.

Contributions

        Effective January 1, 2002, participants may elect to contribute a minimum of 2% of their pretax annual compensation, up to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS). Prior to January 1, 2002, participants could contribute 2% to 15% of their pretax annual compensation subject to the IRS annual dollar limit.

The Company contributes to the Plan, on behalf of each participant, 3% of each participant's compensation for the portion of the Plan year in which the participant was a participant in the Plan.

        Participants may direct contributions into various investment options offered by the Plan.

Rollovers

        Effective April 29, 2000, the Methode Electronics, Inc. Employee Stock Ownership Plan (ESOP) was terminated. Employees that were participants in both the ESOP and Plan had the option of rolling their ESOP account balance into the Plan. The ESOP common stock investments were transferred to newly created common stock funds in the Plan. Approximately $13,500,000 was rolled into the Plan from the ESOP.

Participant Withdrawals

        Withdrawals are permitted in the event of termination of employment, disability, death, retirement, attainment of age 59 1/2, or financial hardship. A financial hardship withdrawal is currently permitted by the IRS for certain authorized purposes. Such withdrawals must be approved by the Company Hardship Committee. Withdrawals prior to the attainment of age 59 1/2 may be subject to an additional 10% tax penalty.

Vesting

        Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.

Loans

        Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest is paid ratable through payroll deductions.

Participant Accounts

        Each participant's account is credited with the participant's contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.    Significant Accounting Policies

Basis of Accounting

        The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

        The group annuity contract is valued at contract value as estimated by Hartford Life Insurance Company. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants' benefits.

        The group annuity contract had an average yield of 4.94% and 6.21% in 2002 and 2001, respectively. The crediting interest rate was 4.25% and 5.48% at April 27, 2002 and April 28, 2001, respectively. The crediting interest rate for the group annuity contract is set at the beginning of the calendar year and is periodically reviewed for adjustment. The fair value of the group annuity contract approximates contract value.

        The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined by quoted market prices. Participant loans are stated at outstanding principal balances which approximates fair value.

        Purchases and sales are recorded on a trade-date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

        All legal, accounting, and administrative expenses of the Plan are paid by the Company.

3.    Investments

        The Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Year ended
	April 27 2002	April 28 2001
Common Stock	$195,686	$(7,200,357)
Mutual Funds	(1,181,489)	(1,640,979)

	$(985,803)	$(8,841,336)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	April 27 2002	April 28 2001
Hartford Life Insurance Group Annuity Contract	$1,712,959	$1,787,257
The American Funds Group:
American Balanced Fund	4,198,589	3,385,251
American Mutual Fund	2,874,883	2,739,562
Fidelity Institutional Retirement Services Company:
Fidelity Magellan Fund	3,756,929	4,793,863
Fidelity Growth and Income Fund	3,395,410	4,176,678
Methode Electronics, Inc., Class A Common Stock	3,937,433	2,009,567
Stratos Lightwave, Inc., Common Stock	*	4,431,101

*
Below 5% threshold.

4.    Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of participant withdrawals per the financial statements to the Form 5500:

Year ended April 27 2002
Participant withdrawals per the financial statements	$1,873,726
Add: Amounts allocated to withdrawing participants at April 27, 2002	—
Less: Amounts allocated to withdrawing participants at April 28, 2001	17,979

Participant withdrawals per the Form 5500	$1,855,747

        Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

5.    Income Tax Status

        The Plan has received a determination letter from the IRS dated September 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRS to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRS and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.    Subsequent Event

        Effective for the Plan year beginning April 28, 2002, the Plan year-end was changed to December 31st.

Supplemental Schedules

EIN 36-2090085
Plan #002

Methode Electronics, Inc.
401(k) Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

April 27, 2002

Identity of Issue	Description of Investment	Shares	Contract/ Current Value
Annuity Contract
Hartford Life Insurance Company	Group Annuity Contract	1,712,959	$1,712,959
Mutual Funds
The American Funds Group	American Balanced Fund	262,740	4,198,589
	American Mutual Fund	118,065	2,874,883
	Europacific Growth Fund	8,245	225,086
Fidelity Institutional Retirement Services Company	Government Money Market Fund	677,077	677,077
	Magellan Fund	39,122	3,756,929
	Growth and Income Fund	95,350	3,395,410
MFS	MFS Investors Growth Stock Fund	35,342	415,264
Putnam	Putnam Voyager Fund	33,734	540,083

			16,083,321
Common Stock
Stratos Lightwave, Inc.*	Stratos Lightwave, Inc. Common Stock	417,002	1,150,926
Methode Electronics, Inc.*	Methode Electronics, Inc., Class A Common Stock	343,281	3,937,433
Methode Electronics, Inc.*	Methode Electronics, Inc., Class B Common Stock	212	2,465

			5,090,824
Participant loans	Interest rates range from 5.75% to 10.5%		818,040

			$23,705,144

*
Party in interest.

EIN 36-2090085
Plan #002

Methode Electronics, Inc.
401(k) Savings Plan

Schedule G, Part III—Schedule of Nonexempt Transactions
Year ended April 27, 2002

(a) Identity of Party Involved	(b) Relationship to Plan, Employer or Other Party in Interest	(c) Description of Transactions	(d) Current Value of Asset
Methode Electronics, Inc.	Plan Sponsor	Failure to timely remit participant deferrals for the May 18, 2001 payroll period. Deferrals were deposited on October 23, 2002, and lost earnings were deposited on October 23, 2002	$4,504

Columns (d) through (j) are not applicable.

SIGNATURE

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 24, 2002	By:	/s/ DOUGLAS A. KOMAN Douglas A. Koman Vice President of Corporate Finance (Principal Financial Officer)

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FINANCIAL STATEMENTS AND EXHIBIT
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Methode Electronics, Inc. 401(k) Savings Plan Notes to Financial Statements Years ended April 27, 2002 and April 29, 2001
Methode Electronics, Inc. 401(k) Savings Plan Schedule H, Line 4i—Schedule of Assets (Held at End of Year) April 27, 2002
Methode Electronics, Inc. 401(k) Savings Plan Schedule G, Part III—Schedule of Nonexempt Transactions Year ended April 27, 2002
SIGNATURE